Filed by Humboldt Bancorp Pursuant to Rule
                                        425 under the Securities Act of 1933 and
                                         deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                               Subject Company: Humboldt Bancorp
                                                    Commission File No.: 0-27784


FOR IMMEDIATE RELEASE                     CONTACT: TED MASON
SEPTEMBER 20, 2000                                      707.444.6101 OR
                                                   BILL ELLISON
                                                        530.528-3000

                 Humboldt Bancorp, Tehama Bancorp Agree to Merge

EUREKA/RED BLUFF, CA - Humboldt Bancorp (NASDAQ: HBEK) and Tehama Bancorp (OTCBB: THMB) today announced the signing of a definitive agreement under which Tehama Bancorp, headquartered in Red Bluff, California, will merge into Humboldt Bancorp, based in Eureka, California. The merger is expected to close by the end of the year, subject to regulatory and shareholder approval.

Tehama Bank, the wholly owned subsidiary of Tehama Bancorp, will become a separate subsidiary of Humboldt Bancorp. Tehama Bank operates six branches and has $233 million in assets. Humboldt Bancorp and Tehama Bancorp jointly own Bancorp Financial Services, Inc., a leasing/finance company in Sacramento, California, with $35 million in assets. As a result of the merger, Bancorp Financial Services, Inc., will become a wholly owned subsidiary of Humboldt Bancorp. Completion of the merger will elevate Humboldt Bancorp, which has three separate banking subsidiaries currently, to one of the 20 largest independent financial institutions in California and one of the four largest in Northern California.

Humboldt Bancorp anticipates that the transaction will be accretive to 2001 earnings, after excluding one-time nonrecurring transaction related expenses. Humboldt Bancorp has not included any anticipated revenue enhancements that may be realized but is expecting to reduce up to 15% of expenses at Tehama Bancorp related to combining data centers and eliminating duplicative functions at the holding company and other operations. As a result of the merger, planned staff reductions are expected to be accomplished through normal attrition.

Under the terms of the agreement, Tehama Bancorp shareholders will receive 1.775 shares of Humboldt Bancorp common stock for each Tehama Bancorp share in a tax-exempt exchange subject to certain adjustments. At the closing price for Humboldt Bancorp stock on September 19, 2000, that equates to $20.41 per Tehama share. The value to Tehama shareholders will vary if the price of Humboldt Bancorp shares goes down within an established range before closing; however, in no event will Tehama shareholders receive less than $17.47 per share. There will be no change to the exchange formula if the price of Humboldt Bancorp shares goes up; shareholders of both companies will share in any appreciation of the price of Humboldt Bancorp stock at closing.

On a pro forma basis as of June 30, 2000, the combined company would have had total assets of approximately $850 million. Tehama shareholders would have owned approximately 37% of the combined company as of that date.

"We are delighted with the opportunity to join our two fine institutions. Tehama Bancorp is a very solid financial entity which shares Humboldt's commitment to helping Northern California grow and prosper," stated Theodore S. Mason, President and CEO of Humboldt Bancorp. "We have collaborated very well through the years on making Bancorp Financial Services, Inc. in Sacramento successful, and I look forward to sharing future success as a unified company."

The companies reported that Bill Ellison, President and CEO of Tehama Bank, will continue in his present position. Humboldt Bancorp will appoint two new board members to the Tehama Bank Board of Directors, which will remain in place. Customers will continue to be served by the same Tehama Bank branch officers. After the merger, Humboldt Bancorp Board of Directors will be comprised of seven directors appointed by Humboldt Bancorp and four directors from Tehama Bancorp.

Humboldt Bancorp/Tehama Bancorp Merger
September 20, 2000
Page 2 of 2

"Our single greatest asset is the high level of commitment of our employees to quality service and to building long-term banking relationships. Humboldt shares that commitment," stated Bill Ellison, President and CEO of Tehama Bank. "The merger is an ideal fit for both sets of shareholders, customers, employees, and communities, because it allows us to expand our range of products and services." Ellison added, "Combining the strengths of both Humboldt and Tehama results in a much superior institution. I am excited about the potential for increased opportunities ahead of us."

Tehama Bank was founded in Red Bluff in 1984 and offers full service banking along with many of the latest electronic banking products. Known for its "Positively Outstanding Service," Tehama Bank serves four Northern California counties through six branch offices -- Chico, Los Molinos, Orland, Red Bluff, Redding and Willows.

Humboldt Bancorp, a holding company with $580 million in assets, includes Humboldt Bank, founded in Eureka in 1989. A full-service bank with a mission to support local businesses, professionals and residential real estate, it has ten branches in Humboldt, Trinity and Mendocino counties. In addition to Bancorp Financial Services, Inc., Humboldt's other subsidiaries include Capitol Valley Bank in Roseville and Capitol Thrift and Loan Association in Napa, which has eight other branches throughout California.

D.A. Davidson & Co. acted as financial advisor to Humboldt Bancorp, and Dain Rauscher Wessels acted as financial advisor to Tehama Bancorp. Both financial institutions have Web sites located at: www.tehamabank.com and www.humboldtbank.com.

Humboldt Bancorp will file a registration statement with the Securities and Exchange Commission to register the common stock of Humboldt Bancorp to be offered and issued to shareholders of Tehama Bancorp in the proposed transaction. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of both companies, seeking their approval of the proposed transaction. Copies may also be obtained without charge from the SEC's web site at www.sec.gov once the registration statement is filed. We urge the shareholders of both Humboldt Bancorp and Tehama Bancorp to carefully review the proxy statement/prospectus when received.

                                       ###

Editor Note: To arrange one-on-one interviews with Ted Mason and Bill Ellison, please call (707) 444-6160. Humboldt Bancorp will conduct a conference call on Thursday, September 21, 2000, at 10:00 a.m.(PDT) to discuss the acquisition of Tehama Bank as a separate subsidiary of Humboldt Bancorp. To participate, please call 800-633-8950 and ask for the Humboldt Bancorp Conference Call. A rebroadcast of the call will be available beginning on September 21 at approximately 12:00 p.m. (PDT) until September 23 at 12:00 p.m. (PDT). Access to the rebroadcast is available via 800-633-8284 or 858-812-6440, reservation number 16383235.

This news release contains forward-looking statements about Humboldt Bancorp and Tehama Bancorp's financial condition, results of operations, plans, objectives, and future performance. A number of factors, any of which are beyond the control of Humboldt Bancorp or Tehama Bancorp, could cause actual results to differ materially from those in the forward-looking statements. Humboldt Bancorp and Tehama Bancorp are subject to a number of risks as set forth in their filings with the Securities and Exchange Commission. Neither Humboldt Bancorp nor Tehama Bancorp accepts obligation to update these statements.

This news release does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any state or jurisdiction in which such an offer or solicitation is not authorized. The securities described in this news release have not been registered with or approved by the Securities and Exchange Commission or any state securities authority, nor has the Securities and Exchange Commission or any regulatory authority or any state passed upon the accuracy or adequacy of this news release. Any representation to the contrary is unlawful. No person other than the company has been authorized to give any information or to make any representations other than those contained in this news release in connection with the securities described therein, and, if given or made, such other information or representation must not be relied upon as having been made or authorized by the company.

                                                              September 21, 2000


Dear Humboldt Bancorp Shareholders:

I am pleased to share with you the enclosed press release announcing that Tehama Bancorp has agreed to merge with Humboldt Bancorp, pending the approval of both companies' shareholders. Tehama Bancorp operates Tehama Bank, a community bank headquartered in Red Bluff.

Subject to the approval of state and federal banking regulators, Tehama Bank will become a wholly-owned subsidiary of Humboldt Bancorp and will keep its name as well as its Board of Directors and management team. William P. Ellison will continue to serve as Tehama Bank's President and Chief Executive Officer.

Founded in 1984, Tehama Bancorp currently has 131 employees and branch offices in six Northern California communities: Chico, Los Molinos, Orland, Red Bluff, Redding and Willows. All branches will remain open under the Tehama Bank name. Tehama has demonstrated strong growth in recent years with sound loan portfolios in commercial, commercial real estate, auto and government-backed loans. As of June 30, 2000, Tehama reported assets of $233 million.

Merging with Tehama Bancorp is further evidence of our commitment to the future of Northern California. The combined resources of both banks will allow us to better serve our customers while retaining the community bank tradition of service ingrained in both institutions. The coordination of backroom operations and other management efficiencies will enhance our competitive position as we offer a broader array of services to our customers.

Through the support of our employees, customers and shareholders, Humboldt Bancorp has opened Capitol Valley Bank in Roseville, purchased Cal Fed branches in Ukiah and Eureka, acquired Capitol Thrift and Loan Association in Napa, and, with Tehama Bancorp, established Bancorp Financial Services, Inc., in Sacramento.

A registration statement will be filed with the Securities and Exchange Commission (SEC) to register the securities to be exchanged in the merger. Thereafter, we will mail you a proxy statement/prospectus, which describes the transaction in detail. Copies may also be obtained without charge from the SEC's web site at www.sec.gov once the registration statement is filed. We urge you to carefully review the proxy statement/prospectus when received.

I hope you will join me in welcoming Tehama Bancorp into our family of companies. Thank you for your continued support.

Sincerely,



Theodore S. Mason
President & CEO

September 20, 2000

Dear Shareholders and Friends:

It is my pleasure to share with you the enclosed press release announcing that your Board of Directors has agreed to merge with Humboldt Bancorp, a financial services company headquartered in Eureka, California.

Upon the approval of shareholders, and state and federal banking regulators, Tehama Bank will become a wholly-owned subsidiary of Humboldt Bancorp, keeping its name, Board of Directors and management team. I will continue to serve as Tehama Bank's President and Chief Executive Officer. All branches will remain open under Tehama's name and leadership. We do not expect reductions in staff, although some backroom operations will be integrated and jobs re-classified.

The combined resources will allow us to better serve our customers with a wider range of products and services while retaining the community bank tradition of service excellence, a philosophy common to both institutions.

Founded in 1989, Humboldt Bank has ten branches in Humboldt, Trinity and Mendocino counties. Like Tehama, it has a strong commitment to community banking and community service. Like Tehama, Humboldt Bancorp sees a bright future for Northern California and is determined to contribute to its growth and prosperity.

Tehama Bancorp and Humboldt Bancorp have an existing partnership--Bancorp Financial Services Inc., a small ticket leasing and auto financing company headquartered in Sacramento. The other members of the Humboldt Bancorp family include Humboldt Bank with branches in: Eureka, Fortuna, Arcata, McKinleyville, Loleta, Willow Creek, Weaverville, Garberville and Ukiah; Capitol Valley Bank in Roseville, a newly opened community bank; and Capitol Thrift and Loan Association, a licensed industrial loan company based in Napa with eight branches throughout California.

A registration statement will be filed with the Securities and Exchange Commission to register the securities to be exchanged in the merger. Thereafter, we will mail you a proxy statement/prospectus that describes the transaction in detail. Copies may also be obtained without charge from the SEC's website at www.sec.gov once the registration statement is filed. We urge you to carefully review the proxy statement/prospectus when received.

We are excited about the opportunity to work with Humboldt Bancorp and to celebrate the beginning of a new era for Tehama Bank. Thank you for your continued support.

Sincerely,



William P. Ellison                               John W. Koeberer
President & CEO                                  Chairman

Enclosure: Press Release